

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2014

Via E-mail
Yoav Doppelt
Chief Executive Officer
Kenon Holdings Ltd.
80 Raffles Place #26-01
UOB Plaza 1
Singapore 048624

Re:    **Kenon Holdings Ltd.**
       **Amendment No. 2 to**
       **Draft Registration Statement on Form 20-F**
       **Submitted August 16, 2014**
       **CIK No. 0001611005**

Dear Mr. Doppelt:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Unaudited Pro Forma Financial Information, page 23

1. We note from your disclosure on page 7 and elsewhere in the filing that the sale of your 21% indirect equity interest in Edegel, which was initially agreed upon in April 2014, was finalized in September 2014. In light of the apparent significance of this equity method investment to your operating results for the year ended December 31, 2013, we believe it may be beneficial to investors if you reflect the sale of your 21% interest in Edegel in the pro forma financial statements. Please revise accordingly.

Business Overview, page 93

2.  In your response to our prior comment 9 you state that you intend to maximize shareholder value by providing direct access to your business lines "through the disaggregation and separation of [your] holdings into their constituent parts." You also state that you intend to "[c]ontinue to grow IC Power" and "[c]ontinue to develop Qoros into a leading carmaker serving highly attractive markets." With a view to revised disclosure, please explain to us how you intend to disaggregate each of your primary businesses while also growing them.

Owned Vessels, page 152

3.  We note your response to our prior comment 11.  Please revise this section to explain how these vessels are deployed and how they generate revenue for you.

Item 5. Operating and Financial Review and Prospects, page 169

Operating Results, page 187

4.  We note that in connection with separately presenting gains on disposal of investees on the face of your statements of income, you have revised your disclosure on page 192 to discuss the nature of these gains.  However, your disclosure on page 192 indicates that the gain from disposal of investees was $84 million in 2013 rather than the $43 million presented on the statements of income.  Please revise this section to disclose the appropriate amounts related to the gains on disposal of investees and to separately discuss any amounts related to "other income."

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Yoav Doppelt
Kenon Holdings Ltd.
September 3, 2014
Page 3

You may contact Kristin Shifflett at (202) 551-3381 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters.  Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Justin Dobbie for

Loan Lauren P. Nguyen
Special Counsel

cc:     Via E-mail
        James A. McDonald, Esq.